29-04-03 08:58 FRAN-SVENSKA CELLULOSA AB INFO DEP +086788130 T-811 P.01 F-760

File No. 82-763

Date	29 April 2003
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	24

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com


SCA


03050275

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, "**SCA Interim Report 1 January–31 March 2003**", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist / Carin Posse

Encl.

INFORMATION

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Box 7827, SE-103 97 STOCKHOLM
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com



Interim Report

1 January–31 March 2003

	03:1[1]	02:1	02:4
Earnings per share, SEK	**6.02**	5.89	6.33
Cash flow from current operations per share, SEK	**7.45**	6.83	9.19
Net sales, SEK M	**21,890**	21,015	22,429
Earnings after financial items, SEK M	**1,974**	1,967	2,053
Net earnings, SEK M	**1,395**	1,365	1,468

[1] Including items affecting comparability, SEK 197 M before taxes and SEK 154 M after taxes.

Compared with first quarter of 2002

- Earnings per share amounted to SEK 6.02 (5.89)
- Operating profit for Hygiene Products at same level as the year earlier. Packaging declined 6% and Forest Products 23%
- Cash flow from current operations rose to SEK 1,730 M (1,585)

Compared with fourth quarter of 2002

- Earnings per share amounted to SEK 6.02 (6.33)
- Operating profit for Hygiene Products declined 6%, but with only limited effect on operating margin. The decline for Packaging was 12% and for Forest Products 27%.

NET SALES AND EARNINGS

Earnings per share amounted to SEK 6.02 (5.89). Net earnings amounted to SEK 1,395 M (1,365), including the earnings effect of the sale of shares in Metsä Tissue of SEK 154 M.

Consolidated net sales amounted to SEK 21,890 M (21,015), an increase of 4% compared with the year-earlier period. The net effect of company acquisitions and divestments amounted to 7%, while volumes and prices contributed 2%. Currency movements had a negative effect of 5% on consolidated net sales.

Group operating profit amounted to SEK 2,200 M (2,220). Excluding items affecting comparability of SEK 197 M, attributable to the sales of shares in Metsä Tissue, operating profit declined 10% to SEK 2,003 M. Operating profit for Hygiene Products was at the same level as a year earlier and amounted to SEK 1,275 M (1,283). Operating profit for the Packaging operations amounted to SEK 691 M (738), down 6%. Operating profit of Forest Products fell 23% to SEK 407 M (532). Currency movements had a negative impact of 7% on operating profit, while the increase since year-end of current pension costs affected earnings by 4%.

Operating margin for the Group was 10% (11). The margin for Hygiene Products was unchanged, 12%, but declined to 9% (10) for Packaging and 11% (16) for Forest Products.

Financial items improved by SEK 27 M to an expense of SEK 226 M (expense: 253), mainly due to lower interest rates. Group earnings after financial items amounted to SEK 1,974 M (1,967). Excluding items affecting comparability, earnings amounted to SEK 1,777 M.

Return on shareholders' equity was 12% (13), and return on capital employed was 13% (13).

Comparison with the fourth quarter of 2002

Consolidated net sales amounted to SEK 21,890 M (22,429), down 2%. Currency movements affected net sales adversely by 1%. Consolidated operating profit totaled SEK 2,200 M (2,318). Excluding items affecting comparability, earnings declined 14% to SEK 2,003 M. The operating profit for Hygiene Products declined 6%, for Packaging 12% and for Forest Products 27%. Increased pension costs in the Group accounted for 4% of the decline, while currency movements only had a marginal effect.

In hygiene operations, operating profit declined, among other reasons as a result of lower prices and volumes in consumer tissue. Packaging's operating profit was adversely affected by pension costs, higher energy costs and somewhat lower volumes for protective packaging. Forest Products' lower operating profit was due to lower publishing paper prices and lower volumes.

Operating margin for the Group and Hygiene Products was unchanged, 10% and 12%, respectively. Packaging's margin declined to 9% (10) and Forest Products' to 11% (16).

Financial items amounted to an expense of SEK 226 M (expense: 265).

Earnings analysis

SEK M	03:1[1]	02:1	02:4
Hygiene Products	1,275	1,283	1,357
Packaging	691	738	786
Forest Products	407	532	560
Other	112	-59	-108
Operating profit, before goodwill amortization	2,485	2,494	2,595
Goodwill amortization	-285	-274	-277
Operating profit	2,200	2,220	2,318
Financial items	-226	-253	-265
Earnings after financial items	1,974	1,967	2,053
Tax	-572	-590	-574
Minority interest	-7	-12	-11
Net earnings	1,395	1,365	1,468
Earnings per share, SEK	6.02	5.89	6.33

[1] *Including items affecting comparability (see Other, page 7)*

CASH FLOW

The operating cash surplus amounted to SEK 3,599 M (3,763), corresponding to 16% (18) of net sales. Net current capital expenditures during the period amounted to SEK 607 M (549), while working capital increased by SEK 698 M (667). Operating cash flow amounted to SEK 2,216 M (2,577).

Taxes attributable to operating profit amounted to SEK 323 M (739) and, accordingly, free cash flow amounted to SEK 1,893 M (1,838). Cash flow from current operations – defined as cash flow before strategic investments and dividend – amounted to SEK 1,730 M (1,585) or SEK 7.45 (6.83) per share.

Company acquisitions amounted to SEK 544 M (4,800) on a debt-free basis, and are related to the acquisition of Scaninge's sawmill operations and a protective packaging company in North America. Concurrently, the sale of the shares in Metsä Tissue generated SEK 650 M. Strategic investments in machinery and properties as well as restructuring measures amounted to SEK 706 M (407), of which nearly half is attributable to the ongoing tissue investment in Alabama, in the US.

Comparison with the fourth quarter of 2002

Cash flow from current operations amounted to SEK 1,730 M (2,133). The deviation is attributable primarily to seasonal variations in the Group's tied-up working capital.

Cash flow analysis

SEK M	03:1	02:1	02:4
Net sales	21,890	21,015	22,429
Operating cash surplus	3,599	3,763	3,964
% of net sales	*16*	*18*	*18*
Current capital expenditures, net	-607	-549	-1,360
% of net sales	*3*	*3*	*6*
Change in working capital	-698	-667	983
Other operating cash flow changes	-78	30	-156
Operating cash flow	**2,216**	2,577	**3,431**
Tax payment[1]	-323	-739	-912
Free cash flow	**1,893**	1,838	**2,519**
Per share, SEK	*8.15*	*7.91*	*10.86*
Interest payment after taxes	-163	-253	-386
Cash flow from current operations	**1,730**	1,585	**2,133**
Per share, SEK	*7.45*	*6.83*	*9.19*
Strategic investments, net	-600	-5,207	-1,973
Cash flow before dividend	**1,130**	**-3,622**	**160**

[1] *Tax attributable to operating profit.*

FINANCING

Net debt amounted to SEK 22,350 M (23,899), a decline of SEK 1,549 M. Net cash flow amounted to SEK 1,131 M and positive currency movements to SEK 418 M.

The Group's shareholders' equity increased during the quarter by SEK 1,001 M to SEK 48,984 M. Net earnings in the period increased shareholders' equity by SEK 1,395 M and currency movements had a negative effect of SEK 395 M.

The debt/equity ratio amounted to 0.45 (0.57), compared with 0.49 at the beginning of the year. The interest coverage multiple was 9.7 (8.8).

HYGIENE PRODUCTS BUSINESS AREA

SEK M		03:1	02:1	02:4
Net sales		**10,906**	10,686	11,240
Operating surplus		**1,895**	1,859	2,002
Operating profit, before goodwill amortization		**1,275**	1,283	1,357
Operating surplus margin, %		**17**	17	18
Operating margin, %		**12**	12	12
Volume growth, %				
Consumer tissue	-3.1[1]	16.2[2]	-0.2[1]	3.6[1]
Personal care	-0.4[1]	1.5[2]	4.0[1]	-1.3[1]
Tissue for bulk consumers - AFH	-0.6[1]	3.1[2]	6.1[1]	-4.5[1]

[1] *Compared with the immediately preceding quarter.*
[2] *Compared with corresponding period previous year.*

See also pages 11-12, 17-19 and the previously reported format on pages 21-22.

Net sales amounted to SEK 10,906 M (10,686), an increase of 2% compared with the year-earlier period. Most of the increase, 8 percentage points, was attributable to the net effect of the CartoInvest tissue company acquired in 2002 and divested operations. Organic growth, primarily in incontinence operations, lifted sales. Currency movements reduced net sales by 5%.

Operating profit was marginally lower than a year earlier and amounted to SEK 1,275 M (1,283). As a result of the USD price hikes being implemented for pulp at the same time as the USD weakened, the hygiene operation's price situation for pulp was unchanged. Accordingly, company acquisitions and lower production costs could offset lower volumes and prices within consumer tissue and higher energy costs. Currency movements reduced operating profit by 1%.

Compared with the fourth quarter of 2002, operating profit declined 6%, due mainly to lower prices for consumer tissue and changed product mix for feminine hygiene products. Higher energy costs in the North American AFH operations also contributed to the decline. The price hikes implemented in North America in the beginning of the third quarter of 2002 have successively been eroded.

Consumer tissue

Operating profit declined 3% to SEK 395 M (406). Lower volumes and prices offset the positive effects of reduced production costs and the acquisition of CartoInvest.

Compared with the fourth quarter of 2002, operating profit declined 8% to SEK 395 M (431). The decline in operating profit is due mainly to lower prices and volumes as a result of intensive competition in Germany and the UK. To some extent this was offset by lower production costs.

Personal care

Operating profit declined 3% to SEK 592 M (611). The strong volume growth in the incontinence area continued, primarily for light incontinence products, while at the same time production costs in the product area declined. However, this could not compensate for the negative effects of intense competition for feminine hygiene products in Latin America, among other factors. The trend for feminine hygiene products in Europe remained stable.

Compared with the fourth quarter of 2002, operating profit declined 3% to SEK 592 M (608), mainly due to seasonal reasons.

Tissue for bulk consumers – AFH

Operating profit for AFH products amounted to SEK 288 M (266), an increase of 8% compared with the corresponding period a year earlier. The improvement in operating profit is due mainly to increased prices in the European operations. However, the increase was reduced by higher raw material and energy costs in the North American operations.

Compared with the fourth quarter of 2002, operating profit declined and amounted to SEK 288 M (318). Operating profit were affected favorably through organic growth in Europe but increased raw material costs adversely affected operating profit. The AFH operation in North America posted lower operating profit, mainly due to higher energy costs.

PACKAGING BUSINESS AREA

SEK M	03:1	02:1	02:4
Net sales	**7,715**	7,340	7,940
Operating surplus	**1,100**	1,130	1,195
Operating profit, before goodwill amortization	**691**	738	786
Operating surplus margin, %[1]	**14**	15	15
Operating margin, %[1]	**9**	10	10
Production			
Liner products, kton	**635**	628	618
Deliveries			
Liner products, kton	**639**	628	605
Corrugated board, Mm²	**1,041[2]**	988[2]	1,022[2]

[1] *Adjusted for the external trading with linerboard, margins increase by about 2 percentage points.*
[2] *The volumes do not include volumes from protective packaging and other high-value segments.*

See also pages 11-12 and 17-19.

Net sales for the period totaled SEK 7,715 M (7,340), an increase of 5%. The increase was primarily attributable to acquisitions of the Stabernack and Bertako packaging companies and protective packaging companies in North America, which combined contributed 6%. At the same time, higher prices contributed 3%, while lower volumes reduced net sales by 1%. Currency movements had a negative effect on net sales of 3%.

Operating profit amounted to SEK 691 M (738), a decline of 6%. Operating profit were affected by the increase in the Group's pension costs that occurred at year-end and which primarily affected the packaging operation's extensive activities in the UK and the Netherlands. Operating profit in protective packaging were adversely affected by lower volumes. Currency movements reduced operating profit in the business area by 6%. Higher raw material costs were offset by higher prices for corrugated board.

Compared with the fourth quarter of 2002, operating profit declined 12% to SEK 691 M (786). In addition to pension cost increases, SEK 60 M, higher energy costs and the lower volumes in the protective packaging area contributed to the decline. Currency movements affected operating profit only marginally.

FOREST PRODUCTS BUSINESS AREA

SEK M	03:1	02:1	02:4
Net sales	**3,561**	3,317	3,603
Operating surplus	**703**	786	798
Operating profit, before goodwill amortization	**407**	532	560
Operating surplus margin, %	**20**	24	22
Operating margin, %	**11**	16	16
Production			
Publication papers, kton	**336**	294	345
Solid wood products, km^3	**257**	171	196
Deliveries			
Publication papers, kton	**330**	284	354
Solid wood products, km^3	**238**	165	192

See also pages 11-12 and 17-19.

Net sales for Forest Products were 7% higher than in the year-earlier period, amounting to SEK 3,561 M (3,317). The effect of lower paper prices was offset by higher volumes as a result of the new SC machine in Laakirchen and the acquisition of Scaninge's sawmill operations, which was included as of March. In addition, higher prices and volumes in the existing sawmill operations contributed to the increase. Currency movements affected net sales negatively by 4%.

Operating profit amounted to SEK 407 M (532), a decline of 23%. Despite increased volumes, the operating profit for publication paper operations declined due to lower prices. Pulp operations also showed a decline in operating profit due to lower internal settlement prices. In total for the business area, the negative effects of currency movements amounted to 20%.

Compared with the fourth quarter of 2002, operating profit was down 27% due mainly to lower prices for publication papers and lower volumes. Currency movements had only a marginal effect on operating profit.

Publication papers

Operating profit from publication paper operations amounted to SEK 211 M (277), a decline of 24%. The market for publication papers remained weak. The sharp decline was due primarily to lower prices, but higher energy costs also contributed to the decline in operating profit.

Operating profit during the first quarter of 2003 declined compared with the fourth quarter of 2002 and amounted to SEK 211 M (305), down 31%. The decline in operating profit was due mainly to lower prices and volumes.

Pulp, timber and solid wood products

Operating profit amounted to SEK 196 M (255), a decline of 23% compared with the year-earlier period. The decline is attributable mainly to lower internal settlement prices for pulp, while solid-wood product operations increased their operating profit as a result of higher capacity utilization and higher prices.

Compared with the fourth quarter of 2002, operating profit in the first quarter was down 23% due mainly to reduced harvesting in own forests. The sawmill operations continued to show improved operating profit, through higher prices and through acquisition of Scaninge's sawmill operations.

GOODWILL

Consolidated goodwill amounted to SEK 15,335 M (17,650). Currency movements contributed about SEK 1,300 M to the reduction. Goodwill is amortized over 20 years. Goodwill amortization by business areas is presented on pages 12 and 18.

Earnings excluding goodwill amortization

SEK M	03:1	02:1	02:4
Operating profit	**2,485**	2,494	2,595
Earnings after financial items	**2,259**	2,241	2,330
Net earnings	**1,667**	1,623	1,728
Earnings per share, SEK	**7.19**	7.00	7.45

PERSONNEL

The number of SCA Group employees at the close of the quarter was 43,437, compared with 41,618 at the close of the first quarter of 2002[1]. The increase was attributable to company acquisitions.

MARKET OUTLOOK

Demand for the Group's consumer-oriented products during the first quarter remained stable. In the consumer tissue area, competitive pressure increased successively during the past quarter, particularly within in branded products in the UK and Germany. For areas depending on development within the industrial sector, the situation remains difficult to assess. However, it can be noted that the price level for converted corrugated packaging is relatively stable. A recovery in the European advertising climate has not occurred, whereby it does not appear that an improvement in the situation for the publication papers market is impending. Development in the Group's North American operations will depend on the continued economic course of event in North America, which in the short-term perspective is difficult to assess.

OTHER

The value of the pension foundations' assets declined in the first quarter of 2003 by about SEK 0.2 billion as a result of the continued weak stock market trend.

In January 2003, SCA divested its holding of shares in Metsä Tissue to the majority owner M-Real. As a result of the transaction, SCA released capital corresponding to about SEK 650 M. The shareholding was part of the Group's capital employed. As a result of the divestment, SCA reports a capital gain of SEK 47 M. SCA's operating profit for the first quarter of 2003 were affected positively by an additional SEK 150 M, attributable to the reversal of a provision made in 2001 to cover any costs incurred in conjunction with the disposal of the minority holding, among other items.

SCA is following the Swedish Financial Accounting Standards Council's recommendation and as of this interim report, SCA is reporting in accordance with the new accounting recommendation RR25, "Reporting by segments – operating sectors and geographical areas." SCA is dividing the hygiene operations into segments (1) consumer tissue, (2) personal care[2] and (3) tissue for bulk consumers – AFH. Packaging and Forest Products are being reported as previously. In the annual report, assets and cash flow will be reported for these segments. In accordance with the recommendation, the Group's sales, assets and investments will also be reported by region[3].

In accordance with the guidelines in RR20, it is reported that the Group's parent company, Svenska Cellulosa Aktiebolaget SCA (publ) owns the forestlands and other fixed properties that are part of the Group's forestry operations and provide felling rights for standing timber to its subsidiary SCA Skog AB. In other respects, the parent company is a holding company whose main task is to own and manage shares in a number of business-group companies and to provide Group-wide management and administration. Operating revenues for the period January-March 2003 amounted to SEK 38 M (23) and earnings before appropriations and taxes to a loss of SEK 385 M (loss: 160). Investments in property and plant during the period amounted to SEK 15 M (5). Liquid funds at the end of the period amounted to SEK 35 M (28).

---

[1] *Including SCA's portion of joint-venture companies.*
[2] *Personal care includes baby diapers, feminine hygiene products and incontinence products.*
[3] *The regions to be reported are Europe, North America and Rest of the World.*

SHARE DISTRIBUTION

31 March, 2003	Series A	Series B	Total
Registered number of shares	41,622,289	190,579,779	232,202,068
Of which treasury shares	-	(1,775,543)	(1,775,543)
Unconverted debenture loans	-	1,169,908	1,169,908
Outstanding warrants	-	1,740,693	1,740,693
Total after full conversion	41,622,289	193,490,380	235,112,669

During the first quarter, 83,073 A shares were converted to B shares. Consequently, at the end of the quarter, the percentage of A shares had declined from 18.0% to 17.9%. The conversion of shares occurred at the request of the shareholders concerned, pursuant to the conversion clause that was added to the Articles of Association in 1999.

Calculated in accordance with the recommendations of the Swedish Financial Accounting Standards Council, the effects of outstanding convertible debenture and options programs amount to a maximum dilution of 0.6%, which was taken into consideration when calculating earnings per share for the period.

Stockholm, 29 April 2003

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Jan Åström
President and Chief Executive Officer

This interim report is unaudited.

The interim report for 1 January–30 June will be published on 25 July 2003.
The interim report for 1 January–30 September will be published on 30 October 2003.
The year-end report for 1 January–31 December will be published on 27 January 2004.

STATEMENT OF EARNINGS

	03:1	02:1	02:4
	SEK M	SEK M	SEK M
Net sales	21,890	21,015	22,429
Operating expenses	-18,272	-17,294	-18,538
Operating surplus	**3,618**	3,721	3,891
Depreciation according to plan, properties and plant	-1,363	-1,270	-1,371
Goodwill amortization	-285	-274	-277
Share in earnings of associated companies	33	43	75
Items affecting comparability	197	-	-
Operating profit	**2,200**	2,220	2,318
Financial items	-226	-253	-265
Earnings after financial items	**1,974**	1,967	2,053
Income taxes	-572	-590	-574
Minority interest	-7	-12	-11
Net earnings	**1,395**	1,365	1,468
Earnings per share, SEK[1]			
- before dilution effects	6.06	5.92	6.36
- after dilution effects	6.02	5.89	6.33
Operating margin	10 %	11 %	10 %
Return on shareholders' equity	12 %	13 %	12 %
Return on capital employed	13 %	13 %	13 %

[1] *Adjusted historically in accordance with the Swedish Financial Accounting Standards Council's recommendations. The new issue of 1.8 million shares in 2001 for stock option purposes taken into account. The issue was carried out on 18 May 2001 and the repurchase of these shares was effected on 6 June 2001.*

Net earnings for the period	1,395.0	1,365.0	1,468.0
Interest on convertible debentures	1.5	1.5	1.5
Adjusted net earnings	1,396.5	1,366.5	1,469.5
Average number of shares before dilution	230.4	230.4	230.4
Employee convertibles	1.2	1.1	1.2
Outstanding warrants	0.4	0.7	0.6
Average number of shares after dilution	232.0	232.2	232.2

STATEMENT OF EARNINGS

	03:1	02:1	02:4
	EUR[1] M	EUR[2] M	EUR[3] M
Net sales	2,385	2,294	2,469
Operating expenses	-1,991	-1,888	-2,041
Operating surplus	**394**	406	428
Depreciation according to plan, properties	-149	-139	-150
Goodwill amortization	-31	-30	-30
Share in earnings of associated companies	4	5	8
Items affecting comparability	21	-	-
Operating profit	**239**	242	256
Financial items	-25	-28	-29
Earnings after financial items	**214**	214	227
Income taxes	-62	-64	-64
Minority interest	-1	-1	-1
Net earnings	**151**	149	162

[1] *The average exchange rate of 9.18 was applied in translation to EUR.*
[2] *The average exchange rate of 9.16 was applied in translation to EUR.*
[3] *Isolated quarterly amounts have been calculated as the difference between two accumulated results.*

Business areas

NET SALES

1 January–31 March

SEK M	2003	2002
Hygiene Products	**10,906**	10,686
Consumer tissue	3,817	3,225
Personal care	4,176	4,375
Tissue for bulk consumers - AFH	2,913	3,086
Packaging	**7,715**	7,340
Forest Products	**3,561**	3,317
Publication paper	1,764	1,651
Pulp, timber and solid wood products	1,797	1,666
Other	419	383
Intra-group deliveries	-711	-711
Total net sales	**21,890**	21,015

OPERATING SURPLUS

1 January–31 March

SEK M	2003	2002
Hygiene Products	**1,895**	1,859
Consumer tissue	646	606
Personal care	792	808
Tissue for bulk consumers - AFH	457	445
Packaging	**1,100**	1,130
Forest Products	**703**	786
Publication paper	426	468
Pulp, timber and solid wood products	277	318
Other	-80	-54
Total operating surplus	**3,618**	3,721

OPERATING PROFIT

1 January–31 March

SEK M	2003	2002
Hygiene Products	**1,275**	1,283
Consumer tissue	395	406
Personal care	592	611
Tissue for bulk consumers - AFH	288	266
Packaging	**691**	738
Forest Products	**407**	532
Publication paper	211	277
Pulp, timber and solid wood products	196	255
Other	112	-59
Operating profit, before goodwill amortization	**2,485**	2,494
Goodwill amortization[1]	-285	-274
Total operating profit	**2,200**	2,220

[1] Goodwill amortization:	2003	2002
Hygiene Products	108	98
Packaging	93	92
Common	84	84
Group	285	274

OPERATING SURPLUS MARGIN

1 January–31 March

Percent	2003	2002
Hygiene Products	**17**	17
Consumer tissue	17	19
Personal care	19	18
Tissue for bulk consumers - AFH	16	14
Packaging	**14**	15
Forest Products	**20**	24
Publication paper	24	28
Pulp, timber and solid wood products	15	19

OPERATING MARGIN, excluding goodwill amortization

1 January–31 March

Percent	2003	2002
Hygiene Products	**12**	12
Consumer tissue	10	13
Personal care	14	14
Tissue for bulk consumers - AFH	10	9
Packaging	**9**	10
Forest Products	**11**	16
Publication paper	12	17
Pulp, timber and solid wood products	11	15

BALANCE SHEET

	31 March, 2003		31 Dec., 2003	
	SEK M	EUR M[1]	SEK M	EUR M[1]
Assets				
Goodwill	15,335	1,662	16,093	1,754
Other intangible assets	768	83	757	83
Tangible assets	58,525	6,341	58,612	6,389
Shares and participations	1,717	186	2,355	257
Long-term financial receivables[2]	3,368	365	3,478	379
Other long-term receivables	420	45	318	33
Operating receivables and inventories	25,272	2,738	24,765	2,700
Short-term investments	375	40	306	33
Cash and bank balances	2,835	308	2,520	275
Total assets	**108,615**	**11,768**	109,204	11,903
Equity, provisions and liabilities				
Shareholders' equity	48,984	5,307	47,983	5,230
Minority interests	717	78	687	75
Provisions for pensions	2,640	286	2,596	283
Other provisions	11,481	1,244	12,177	1,327
Long-term interest-bearing debt	13,378	1,449	12,257	1,336
Other long-term interest-free liabilities	324	35	348	38
Short-term interest-bearing debt[3]	12,855	1,393	15,241	1,661
Accounts payable and interest-free current liabilities	18,236	1,976	17,915	1,953
Total equity, provisions and liabilities	**108,615**	**11,768**	109,204	11,903
Debt/equity ratio	**0.45**		0.49	
Equity/assets	**46 %**		45 %	

[1] The period-end exchange rate of 9.23 (9.17) was applied in translation to EUR.

[2] Of which, pension assets:	*2,230*	*242*	*2,339*	*255*

[3] SCA has unutilized credit facilities with terms exceeding one year that amount to SEK 14,091 M. Due to the advantageous terms for short-term borrowing, such is used instead. The short-term interest-bearing liabilities amounted to SEK 12,855 M at 31 March 2003. Comparable unutilized long-term credit facilities amounted to SEK 14,005 M at year-end and short-term interest-bearing liabilities were SEK 15,241 M. SCA has an additional SEK 8,500 M in available committed credit facilities that combined with SEK 2,835 M in cash and bank balances forms the Group's liquidity reserve.

CHANGE IN SHAREHOLDERS' EQUITY, SEK M

	Jan.–March 2003	Jan.–March 2002
Shareholders' equity, 1 January	47,983	45,983
Sale of own shares	1	-
Translation differences	-626	-1,631
Exchange rate differences on hedging instruments	231	475
Net earnings for the period	1,395	1,365
Shareholders' equity, 31 March	**48,984**	46,192

CASH FLOW ANALYSIS

1 January–31 March

SEK M	2003	2002
Operating cash surplus	3,599	3,763
Changes in working capital	-698	-667
Current capital expenditures, net	-607	-549
Other operating cash flow changes	-78	30
Operating cash flow	**2,216**	2,577
Financial items	-226	-253
Income taxes paid	-256	-656
Other	-4	-83
Cash flow from current operations	**1,730**	1,585
Strategic capital expenditures, properties	-553	-283
Strategic structural expenditures	-153	-124
Acquisitions	-544	-4,800
Divestments	650	-
Cash flow before dividend	**1,130**	-3,622
Dividend	-	-
Cash flow after dividend	**1,130**	-3,622
Sale of own shares	1	-
Net cash flow	**1,131**	-3,622
Net debt at beginning of period	**-23,899**	-23,861
Net cash flow	1,131	-3,622
Effect of changed definition of net debt[1]	-	-174
Currency effects	418	1,127
Net debt at end of period	**-22,350**	-26,530
Debt payment capacity	45 %	45 %

[1] *Effective January 1, 2002, the Group changed its definition of net debt to include accrued interest expense and revenues, SEK 174 M, which were previously included in capital employed.*

Quarterly data

STATEMENT OF EARNINGS
Group

	2003	2002			
SEK M	I	IV	III	II	I
Net sales	21,890	22,429	22,247	22,355	21,015
Operating surplus	3,618	3,891	3,901	3,821	3,721
Depreciation according to plan, properties	-1,363	-1,371	-1,350	-1,323	-1,270
Goodwill amortization	-285	-277	-295	-291	-274
Share in earnings of associated companies	33	75	43	57	43
Items affecting comparability	197	-	-	-	-
Operating profit	**2,200**	2,318	2,299	2,264	2,220
Financial items	-226	-265	-267	-238	-253
Earnings after financial items	**1,974**	2,053	2,032	2,026	1,967
Income taxes	-572	-574	-569	-608	-590
Minority interest	-7	-11	-7	-14	-12
Net earnings	**1,395**	1,468	1,456	1,404	1,365
Earnings per share, SEK					
- before dilution effects	**6.06**	6.36	6.32	6.10	5.92
- after dilution effects	**6.02**	6.33	6.27	6.05	5.89

Quarterly data

CASH FLOW
Group

	2003	2002			
SEK M	I	IV	III	II	I
Operating cash surplus	3,599	3,964	3,695	3,823	3,763
Change in working capital	-698	983	738	-151	-667
Current capital expenditures, net	-607	-1,360	-843	-771	-549
Other operating cash flow changes	-78	-156	26	-104	30
Operating cash flow	**2,216**	3,431	3,616	2,797	2,577
Financial items	-226	-265	-267	-238	-253
Income taxes paid	-256	-832	-614	-527	-656
Other	-4	-201	-8	143	-83
Cash flow from current operations	**1,730**	2,133	2,727	2,175	1,585
Strategic capital expenditures, properties	-553	-1,839	-327	-374	-283
Strategic structural expenditures	-153	-153	-109	-188	-124
Acquisitions	-544	-17	-1,689	23	-4,800
Divestments	650	36	369	-	-
Cash flow before dividend	**1,130**	160	971	1,636	-3,622
Dividend	-	-	-20	-2,016	-
Cash flow after dividend	**1,130**	160	951	-380	-3,622
Sale of own shares	1	-	2	3	-
Net cash flow	**1,131**	160	953	-377	-3,622

Quarterly data Business areas

NET SALES

	2003	2002			
SEK M	I	IV	III	II	I
Hygiene Products	**10,906**	11,240	11,481	11,790	10,686
Consumer tissue	3,817	4,024	3,916	4,029	3,225
Personal care	4,176	4,317	4,477	4,554	4,375
Tissue for bulk consumers - AFH	2,913	2,899	3,088	3,207	3,086
Packaging	**7,715**	7,940	7,780	7,489	7,340
Forest Products	**3,561**	3,603	3,201	3,430	3,317
Publication paper	1,764	1,987	1,707	1,812	1,651
Pulp, timber and solid wood products	1,797	1,616	1,494	1,618	1,666
Other	419	284	463	461	383
Intra-group deliveries	-711	-638	-678	-815	-711
Total net sales	**21,890**	22,429	22,247	22,355	21,015

OPERATING SURPLUS

	2003	2002			
SEK M	I	IV	III	II	I
Hygiene Products	**1,895**	2,002	2,051	2,054	1,859
Consumer tissue	646	698	684	688	606
Personal care	792	823	895	879	808
Tissue for bulk consumers - AFH	457	481	472	487	445
Packaging	**1,100**	1,195	1,240	1,081	1,130
Forest Products	**703**	798	677	748	786
Publication paper	426	509	380	449	468
Pulp, timber and solid wood products	277	289	297	299	318
Other	-80	-104	-67	-62	-54
Total operating surplus	**3,618**	3,891	3,901	3,821	3,721

Quarterly data Business areas

OPERATING PROFIT

	2003	2002			
SEK M	I	IV	III	II	I
Hygiene Products	**1,275**	1,357	1,419	1,428	1,283
Consumer tissue	395	431	435	414	406
Personal care	592	608	680	689	611
Tissue for bulk consumers - AFH	288	318	304	325	266
Packaging	691	786	839	702	738
Forest Products	407	560	406	488	532
Publication paper	211	305	181	251	277
Pulp, timber and solid wood products	196	255	225	237	255
Other	112	-108	-70	-63	-59
Operating profit before goodwill amortization	**2,485**	2,595	2,594	2,555	2,494
Goodwill amortization[1]	-285	-277	-295	-291	-274
Total operating profit	**2,200**	2,318	2,299	2,264	2,220

[1] **Goodwill amortization:**

Hygiene Products	108	100	109	110	98
Packaging	93	91	100	96	92
Common	84	86	86	85	84
Group	**285**	277	295	291	274

OPERATING SURPLUS MARGINS

	2003	2002			
Percent	I	IV	III	II	I
Hygiene Products	**17**	18	18	17	17
Consumer tissue	17	17	17	17	19
Personal care	19	19	20	19	18
Tissue for bulk consumers - AFH	16	17	15	15	14
Packaging	**14**	15	16	14	15
Forest Products	**20**	22	21	22	24
Publication paper	24	26	22	25	28
Pulp, timber and solid wood products	15	18	20	18	19

OPERATING MARGINS, excluding goodwill amortization

	2003	2002			
Percent	I	IV	III	II	I
Hygiene Products	**12**	12	12	12	12
Consumer tissue	10	11	11	10	13
Personal care	14	14	15	15	14
Tissue for bulk consumers - AFH	10	11	10	10	9
Packaging	**9**	10	11	9	10
Forest Products	**11**	16	13	14	16
Publication paper	12	15	11	14	17
Pulp, timber and solid wood products	11	16	15	15	15

Group data

MARGINS

1 January–31 March

Percent	2003	2002
Operating surplus margin	**16.5**	17.7
Operating margin, excl. goodwill amortization	**11.4**	11.9
Operating margin	**10.1**	10.6
Financial net margin	**-1.1**	-1.2
Profit margin	**9.0**	9.4
Tax and minority	**-2.6**	-2.9
Net margin	**6.4**	6.5

MARGINS – quarterly data

	2003	2002			
Percent	I	IV	III	II	I
Operating surplus margin	**16.5**	17.3	17.5	17.1	17.7
Operating margin, excl. goodwill amortization	**11.4**	11.6	11.7	11.4	11.9
Operating margin	**10.1**	10.3	10.3	10.1	10.6
Financial net margin	**-1.1**	-1.1	-1.2	-1.0	-1.2
Profit margin	**9.0**	9.2	9.1	9.1	9.4
Tax and minority	**-2.6**	-2.7	-2.6	-2.8	-2.9
Net margin	**6.4**	6.5	6.5	6.3	6.5

FIVE-YEAR SUMMARY

Full year	2002	2001	2000[1]	1999[1]	1998[1]
Earnings after financial items, SEK M	8,078	8,090	9,327	5,521	5,169
Earnings per share, SEK	24.54	24.05	30.64	16.73	16.03
Earnings per share, excluding goodwill amortization, SEK	29.43	28.40	33.76	19.52	17.96
Debt/equity ratio, times	0.49	0.51	0.39	0.69	0.83
Return on capital employed, %	13	14	18	12	14
Return on shareholders' equity, %	12	13	20	12	13

[1] *Adjusted historically to reflect new issues.*

Hygiene Products

NET SALES

SEK M	2003	2002
Hygiene Products	**10,906**	10,686
Consumer products	5,608	5,160
AFH and Incontinence products	5,298	5,526

OPERATING SURPLUS

SEK M	2003	2002
Hygiene Products	**1,895**	1,859
Consumer products	980	973
AFH and Incontinence products	915	886

OPERATING PROFIT

SEK M	2003	2002
Hygiene Products	**1,275**	1,283
Consumer products	628	673
AFH and Incontinence products	647	610

OPERATING SURPLUS MARGIN

Percent	2003	2002
Hygiene Products	**17**	17
Consumer products	17	19
AFH and Incontinence products	17	16

OPERATING MARGIN

Percent	2003	2002
Hygiene Products	**12**	12
Consumer products	11	13
AFH and Incontinence products	12	11

Hygiene Products

NET SALES

	2003	2002			
SEK M	I	IV	III	II	I
Hygiene Products	**10,906**	11,240	11,481	11,790	10,686
Consumer products	5,608	5,909	5,994	6,228	5,160
AFH and Incontinence products	5,298	5,331	5,487	5,562	5,526

OPERATING SURPLUS

	2003	2002			
SEK M	I	IV	III	II	I
Hygiene Products	**1,895**	2,002	2,051	2,054	1,859
Consumer products	980	1,046	1,087	1,114	973
AFH and Incontinence products	915	956	964	940	886

OPERATING PROFIT

	2003	2002			
SEK M	I	IV	III	II	I
Hygiene Products	1,275	1,357	1,419	1,428	1,283
Consumer products	628	661	719	755	673
AFH and Incontinence products	647	696	700	673	610

OPERATING SURPLUS MARGIN

	2003	2002			
Percent	I	IV	III	II	I
Hygiene Products	**17**	18	18	17	17
Consumer products	17	18	18	18	19
AFH and Incontinence products	17	18	18	17	16

OPERATING MARGIN

	2003	2002			
Percent	I	IV	III	II	I
Hygiene Products	**12**	12	12	12	12
Consumer products	11	11	12	12	13
AFH and Incontinence products	12	13	13	12	11

CASH FLOW ANALYSIS (in accordance with the Swedish Financial Accounting Standards Council's recommendation, RR7)

1 January–31 March

SEK M	2003	2002
Current operations		
Earnings after financial items	1,974	1,967
Adjustment for items not included in cash flow	1,110	1,356
	3,084	3,323
Taxes paid	-256	-656
Cash flow from current operations before changes in working capital	**2,828**	**2,667**
Cash flow from changes in working capital		
Change in inventories	-274	-18
Change in current receivables	-359	-714
Change in operating liabilities	-65	65
Cash flow from current operations	**2,130**	**2,000**
Investment activities		
Acquisition of subsidiaries	-544	-3,199
Divested units	650	-
Acquisition of tangible and intangible fixed assets	-1,160	-832
Repayment of loans from external parties	99	1,082
Cash flow from investment activities	**-955**	**-2,949**
Financing activities		
Sale of own shares	1	-
Loans assumed	-	1,112
Amortization of debt	-783	-
Cash flow from financing activities	**-782**	**1,112**
Cash flow for the period	**393**	**163**
Liquid funds at beginning of year	2,826	2,595
Translation differences in liquid funds	-9	106
Liquid funds at end of period	**3,210**	**2,864**